SUB-ITEM 77Q1(b)

         PROPOSED AGREEMENTS. Caterpillar Investment Management Ltd. ("CIML") has proposed that (i) MFS Institutional Advisors Inc. ("MFS") serve as a subadviser to the Preferred Large Cap Value Fund (the "Fund") pursuant to a subadvisory agreement with CIML (the "MFS Proposed Agreement") and (ii) Pacific Financial Research, Inc. ("PFR") serve as a subadviser to the Fund pursuant to a subadvisory agreement with CIML (the "PFR Proposed Agreement," and together with the MFS Proposed Agreement, the "Proposed Agreements"). MFS and PFR assumed full subadvisory responsibility for the Fund on January 1, 2003 pursuant to interim subadviser agreements (the "Interim Subadviser Agreements") that are expected to terminate on or about January 31, 2003. In order for MFS and PFR to serve as subadvisers for the Fund following the termination of the Interim Subadviser Agreements, the Investment Company Act of 1940, as amended (the "1940 Act"), requires approval of the Proposed Agreements by both the Trust's Board of Trustees and the Fund's shareholders.

         AMENDED AGREEMENT. CIML has proposed that its management contract with respect to the Fund be amended to increase the management fee (as amended, the "Amended Agreement"). In order for the Fund's management contract to be amended, the 1940 Act requires approval of the Amended Agreement by both the Trust's Board of Trustees and the Fund's shareholders.